



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



February 23, 2015

FEB 23 2015

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public Availability: 2-23-15

Lisa Stimmell
Wilson Sonsini Goodrich & Rosati
lstimmell@wsgr.com

Re: Brocade Communications Systems, Inc.
Incoming letter dated December 5, 2014

Dear Ms. Stimmell:

This is in response to your letters dated December 5, 2014, February 2, 2015, February 18, 2015 and February 23, 2015 concerning the shareholder proposal submitted to Brocade by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 4, 2015, January 11, 2015, February 2, 2015 and February 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Brocade Communications Systems, Inc.
Incoming letter dated December 5, 2014

The proposal requests that the compensation committee adopt an incentive pay recoupment policy in the manner set forth in the proposal.

We are unable to concur in your view that Brocade may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Brocade may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Brocade may exclude the proposal under rule 14a-8(i)(9).

We are unable to concur in your view that Brocade may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Brocade's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Brocade has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Brocade may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Brocade Communications Systems, Inc. (BRCD)
Recovery of Unearned Management Bonuses
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 5, 2014 company request concerning this rule 14a-8 proposal.

The company failed to produce any precedent showing no action relief has ever been granted when a shareholder proposal recommends that certain steps be taken and a company response simply gives the company discretion to take such steps.

The key word in the 9-page Amendment is "discretion."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Nell O'Donnell <nodonne@Brocade.com>

Merger or Change in Control. In the event of a merger or change in control of the Company, each outstanding Award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Award, the participant will fully vest in and have the right to exercise all of his or her outstanding options or stock appreciation rights, including shares as to which such Awards that would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, all restricted stock units will fully vest, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met unless otherwise expressly provided for in the Award agreement. In addition, if an Award becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change of control, the Administrator will notify the participant in writing or electronically that the Award will be fully vested and exercisable for a period of time determined by the Administrator in its sole discretion, and the Award will terminate upon the expiration of such period.

Amendment and Termination of the Stock Plan. The Board will have the authority to amend, alter, suspend or terminate the Stock Plan, except that stockholder approval will be required for any amendment to the Stock Plan to the extent required by any applicable laws. No amendment, alteration, suspension or termination of the Stock Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the Administrator and which agreement must be in writing and signed by the participant and the Company. The Stock Plan will terminate in 2019, unless the Board terminates it earlier.

Incentive Compensation Recoupment. In the event that material accounting errors occur that require corrections of the Company's issued financial statements, whether or not such errors result from fraud or intentional misconduct by Executives (as defined below), the Compensation Committee of the Board shall have the discretion to seek repayment of cash or equity incentive compensation erroneously paid or granted to the CEO or any of the executives of the Company who report directly to the CEO if the amount of such compensation would have been lower had it been calculated based upon financial statements free of such accounting errors. In determining whether to pursue such repayment, the committee will take into account certain considerations, including without limitation the feasibility and expense of recoupment, any pending legal action and the amount of time since the occurrence of the accounting error requiring correction.

Number of Awards Granted to Employees, Consultants, and Directors. The number of Awards that an employee, director or consultant may receive under the Stock Plan is at the discretion of the Administrator and therefore cannot be determined in advance. The following table sets forth (i) the aggregate number of shares of common stock subject to options granted under the Existing Stock Plan during fiscal 2014, (ii) the average per share exercise price of such options, (iii) the aggregate number of restricted stock units and/or performance stock units granted under the Existing Stock Plan during fiscal 2014, and (iv) the dollar value of such restricted stock units and/or performance stock units. There were no grants of restricted stock, stock appreciation rights, or performance shares under the Existing Stock Plan during fiscal 2014.

Name of Individual or Group	Number of Options Granted (#)	Average Per Share Exercise Price ($)	Number of Stock Units (#)	Dollar Value of Stock Units ($)
Lloyd Carney	400,000	$8.59	545,000	$ 6,148,050
Daniel Fairfax	78,000	$8.59	116,500	$ 1,264,705
Ken Cheng	85,000	$8.59	121,000	$ 1,328,500
Gale England	83,000	$8.59	117,800	$ 1,288,422
Jeffrey Lindholm	78,000	$8.59	119,000	$ 1,286,180
All executive officers, as a group	1,042,000	$8.72	1,216,300	$13,246,987
All directors who are not executive officers, as a group			230,000	$ 2,346,000
All employees who are not executive officers, as a group	728,000	$9.46	10,135,315	$96,681,079

[BRCD: Rule 14a-8 Proposal, October 10, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of the Board of Directors to adopt an incentive compensation recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Compensation policies should promote sustainable value creation. Former GE general counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity."
(http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)
Such policies allow boards to recoup incentive payouts that may have been the undeserved result of erroneous or fraudulent financial reporting.

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4



650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

February 23, 2015

Via Email and Overnight Courier
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Brocade Communications Systems, Inc. -- Proposal Submitted by Kenneth Steiner

Dear Sir or Madam:

This letter relates to the no-action request by Brocade Communications Systems, Inc., a Delaware corporation ("Brocade" or the "Company") dated December 5, 2014 (the "Original Letter"), as supplemented by the letter dated February 2, 2015 (the "Supplemental Letter" and together with the Original Letter, the "Prior Letters") that seeks to exclude a stockholder proposal (the "Proposal") submitted to the Company by Kenneth Steiner under cover of a letter dated October 10, 2014 for inclusion in Brocade's proxy materials (the "2015 Proxy Materials") for its 2015 annual meeting of Stockholders (the "2015 Annual Meeting"). Copies of the Original Letter and the Supplemental Letter are enclosed herewith for your reference.

As discussed in the Original Letter and the Supplemental Letter, the Company expected to adopt and did adopt an executive compensation recoupment policy (a "Clawback Policy") that would be included in the Company's 2009 Stock Plan (the "Plan") and the Company's Senior Leadership Plan prior to the filing of the 2015 Proxy Materials. In the Prior Letters, Brocade indicated that the Board of Directors of the Company (the "Board") was expected to approve a proposal to amend and restate the Plan, which includes the Clawback Policy (the "Plan Proposal"), to be included in the 2015 Proxy Materials. This letter is to inform the Securities and Exchange Commission (the "Commission") that the Board has approved the inclusion of the Plan Proposal in the 2015 Proxy Materials and recommends that stockholders approve the Plan Proposal. A copy of such the Plan Proposal is included herewith as Exhibit A. As stated in the Supplemental Letter, the Clawback Policy has already been adopted in full and has been effective since the Compensation Committee of the Board adopted the Clawback Policy as indicated in the Current Report on Form 8-K filed with the Commission on January 30, 2015. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), we are emailing this letter to the staff of the Commission (the "Staff") at shareholderproposals@sec.gov and are sending a copy of this letter via e-mail and overnight courier to the Proponent.

As previously discussed, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from the 2015 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call Nell O'Donnell at (408) 333-3367, Katharine Martin at (650) 565-3522 or me at (650) 849-3424. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Lisa Stimmell

Enclosures

cc: John Chevedden as proxy for Kenneth Steiner
Nell O'Donnell, General Counsel, Brocade Communications Systems, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati

Exhibit A

Plan Proposal

PROPOSAL THREE

AMENDMENT AND RESTATEMENT OF THE 2009 STOCK PLAN

The stockholders are being asked to approve an amendment and restatement (the "Stock Plan Amendment") of the 2009 Stock Plan (the "Stock Plan") to increase the Stock Plan's share reserve by 29,500,000 shares and revise the fungible share design for awards without an exercise price. The Board has adopted the Stock Plan Amendment, subject to approval from the stockholders at the Annual Meeting. As of February 18, 2015, there were 6,363,334 shares available for issuance under the existing version of our Stock Plan prior to the Stock Plan Amendment (the "Existing Stock Plan"). If the stockholders approve the Stock Plan Amendment, it will be effective as of the date of the 2015 Annual Meeting. In the event stockholders do not approve the proposed Stock Plan Amendment, the Stock Plan Amendment will not take effect and the Existing Stock Plan will continue to be administered in its current form until the share reserve expires and all outstanding awards have been exercised, vested or terminated. The Board has determined that it is in the best interests of the Company and its stockholders to have a Stock Plan as amended by the Stock Plan Amendment and is asking the Company's stockholders to approve the Stock Plan Amendment.

The following list summarizes the changes to the Existing Stock Plan that stockholders are being asked to approve in the Stock Plan Amendment:

- Increase by 29,500,000 the number of shares of common stock reserved under the Stock Plan, and

Revise the fungible share design whereby awards issued without an exercise price ("full-value awards") other than options and SARs, results in a debit to the Stock Plan share pool of 2.03 shares for each share subject to a full-value award. Also, full-value awards that are forfeited without being settled in full will be added back to the share pool at the rate of 2.03 shares for each full-value share forfeited. Under the Existing Plan, the fungible share design ratio for full-value awards was 1.56 to 1. The new 2.03 to 1 share ratio is approximately 30% higher than the previous 1.56 to 1 ratio that had applied to full-value awards that were granted before the proposed Stock Plan Amendment.Except for the changes described above, the Existing Stock Plan has not and is not being amended in any material way. The Existing Stock Plan was also amended recently to include an executive incentive compensation recoupment provision (described more fully below), which augments the Company's ability to seek the recovery of incentive compensation erroneously paid to the CEO and executives who report directly to the CEO in the event material accounting errors occur that require correction of the Company's issued financial statements.

Rationale for and Reasons Why the Board Recommends Voting for the Stock Plan Amendment

The Stock Plan is a critical element of our compensation policy. We believe that long-term incentive compensation programs align the interests of management, employees and the stockholders to create long-term stockholder value. We believe that the Stock Plan increases our ability to achieve this objective by allowing for several different forms of long-term incentive awards, which we believe will help us to recruit, reward, motivate and retain talented personnel.

We strongly believe that the approval of the Stock Plan Amendment is essential to our continued success as our employees are our most valuable asset. Accordingly, the approval of the Stock Plan Amendment is in the best interest of our stockholders because equity awards granted under the Stock Plan help us to:

- attract, motivate, and retain talented employees;
- align employee and stockholder interests;
- link employee compensation with company and stock performance; and
- maintain a culture based on employee stock ownership.

Key Considerations. In determining the number of shares to propose adding to the Stock Plan, the Company considered the recently updated policies of Institutional Shareholder Services (ISS), a major proxy statement advisory service. The Company also considered key equity metrics such as gross burn rate, share repurchases, and the fungible plan design that applies to full-value equity awards. The Table below summarizes some of the key metrics of the Stock Plan over the past four years.

Fiscal Year	Shares Outstanding (000)[1]	Shares Granted (000)[4]	Shares Repurchased (000)	Gross Burn Rate[2]	Adjusted Gross Burn Rate[3]	Issued Overhang
2014	431,470	13,352	(38,011)	3.1%	7.1%	5.8%
2013	445,285	14,393	(41,184)	3.2%	7%	7.9%
2012	456,913	11,326	(24,307)	2.5%	6.1%	11.3%
2011	448,022	12,997	(48,004)	2.7%	6.8%	16.6%

1) Basic shares outstanding at the end of each fiscal year

2) Unadjusted gross burn rate is the total shares granted during the year divided by the ending basic shares outstanding

3) Adjusted gross burn rate is calculated under the ISS methodology which counts each RSU granted as 2.5 shares.

4) In 2013, the shares granted and burn rates were slightly higher than other years due primarily to the new hire grant for our CEO.

- Declining Overhang Percentage. We have steadily reduced our issued overhang from 16.6% at the end of fiscal 2011 to 5.8% at the end of fiscal 2014 and expect to maintain in the future an issued overhang percentage similar to the rate in fiscal 2014.
- Shares are Broadly Distributed. Our stock plan is widely spread among all employees. For example, our Named Executive Officers (as defined below) received approximately 13.1% of the shares awarded in fiscal 2014, while the remaining majority went to the broader employee population and employee new hires. Over the past four years, Named Executive Officers received approximately 13.3% of the total shares awarded;
- Share Repurchases. The Company has committed to a regular return of capital, including a share repurchase program, to our stockholders. Our share repurchase program benefits our stockholders by reducing the potential dilution of the shares previously approved under the Existing Stock Plan. Over the previous four fiscal years, the Company repurchased $916.3 million in shares, reducing the number of common shares outstanding by 151.5 million shares or nearly 3 times the number of shares granted over that period.
- Controlled Burn Rate. Our unadjusted gross burn rate has averaged approximately 2.9% over the past four years and we have focused on controlling our burn rate to be in alignment with our technology company peers and the broader technology market.

The Stock Plan Conforms to Best Practices. We designed the Stock Plan to conform to best practices in equity incentive plans. For example, the Stock Plan:

- Prohibits stock option repricing without stockholder approval;
- Does not permit options to be granted with a term exceeding seven years;
- Permits the granting of full-value awards such as restricted stock and restricted stock units, which can be used in lieu of stock options to reduce the total number of our shares necessary to grant competitive equity awards;
- Eliminates the "evergreen" provision that our 1999 Stock Plan previously provided, thus eliminating the automatic annual increase in the number of shares available; and

- Applies a fungible share design whereby each full-value award issued (other than options and SARs) results in a debit to the Stock Plan share pool of 2.03 shares, consistent with the recently updated ISS guidelines.
- Includes an executive incentive compensation recoupment provision augmenting the Company's ability to seek repayment of incentive compensation erroneously paid to our CEO and executives who directly report to our CEO in the event our issued financial statements are required to be corrected due to the occurrence of material accounting errors.

The Company currently expects that by carefully managing future grants, and taking into account the effect of the new 2.03 to 1 ratio, the shares being added to the Stock Plan by the Stock Plan Amendment will be sufficient to satisfy the Company's needs for two years. However, future business needs and or circumstances may result in the shares lasting longer or shorter than two years. The Company also considered general input from major stockholders regarding their policies for approving stock plan increases. This input was gathered from some of the Company's largest stockholders as part of a general outreach to major stockholders concerning their policies regarding equity plan proposals.

If our stockholders do not approve the Stock Plan Amendment, our plans to operate our business could be adversely affected. Additionally, we may need to instead offer material cash-based incentives to compete for talent, which could have a significant effect upon our quarterly results of operations and balance sheet. Moreover, this would not be competitive with most other technology companies and our peer companies.

Our future success depends heavily on our ability to attract and retain highly skilled employees. The ability to grant equity awards is a necessary and powerful recruiting and retention tool for us to hire and motivate the quality personnel we need to compete.

Tax Aspects. The Stock Plan is also designed to allow us to deduct in full for federal income tax purposes the compensation recognized by its executive officers in connection with certain awards granted under the Incentive Plan. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer and other "covered employees" as determined under Section 162(m) of the Code and applicable guidance. However, certain types of compensation, including performance-based compensation, are generally excluded from this deductibility limit. To enable compensation in connection with stock options, stock appreciation rights and certain restricted stock grants, restricted stock units, performance shares, performance units and performance bonuses awarded under the Stock Plan to qualify as "performance-based" within the meaning of Code Section 162(m), the Stock Plan limits the sizes of such awards as further described below. By its approval of the Stock Plan Amendment the stockholders will be approving, among other things, eligibility requirements for participation in the Stock Plan, performance measures upon which specific performance goals applicable to certain awards would be based, limits on the numbers of shares or compensation that could be made to participants, and the other material terms of the awards described below.

For these reasons, we request that stockholders approve the Stock Plan Amendment and the reservation of 29,500,000 additional shares for issuance. We anticipate such number of shares, when added to our remaining share reserve in the Existing Plan, will be sufficient to attract and retain key employees through at least April 2017. If the Stock Plan Amendment is not approved, we do not expect to be able to offer competitive equity packages to retain our current employees and hire new employees. The Existing Stock Plan, however, will continue to govern awards previously granted under it.

Description of the 2009 Stock Plan

The following is a summary of the principal features of the Stock Plan and its operation. The summary is qualified in its entirety by reference to the Stock Plan itself set forth in Appendix A.

General. The Stock Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) restricted stock, (iii) restricted stock units, (iv) stock appreciation rights, (v) performance units and performance shares, and (vi) and other stock or cash awards. Each of these is referred to individually as an "Award." Those who will be eligible for Awards under the Stock Plan include employees, directors and consultants who provide services to the Company and any parent or subsidiary. As of February 17, 2015, approximately 3,851 employees, consultants and directors would be eligible to participate in the Stock Plan. The Stock Plan will remain in effect for a term of 10 years from the date of its initial adoption.

Number of Shares of Common Stock Available Under the Stock Plan. Initially, the Board reserved 48 million shares of our common stock for issuance under the Stock Plan, plus any Shares subject to stock options or similar awards granted under the Company's 1999 Plan, the Company's 1999 Nonstatutory Stock Option Plan and the 2001 McDATA Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the Company's 1999 Stock Plan, the Company's 1999 Nonstatutory Stock Option Plan and the 2001 McDATA Equity Incentive Plan that are forfeited to or repurchased by the Company, with the maximum number of Shares to be added to the Plan pursuant to this clause equal to 40,335,624 shares. The shares may be authorized, but unissued, or reacquired common stock. In 2012, stockholders approved an increase of 35,000,000 in the number of shares reserved for issuance under the Stock Plan for an aggregate reserve of 83,000,000 shares. We are requesting stockholders to approve an increase of 29,500,000 in the number of shares reserved for issuance under the Stock Plan.

From and after the effective date of the Stock Plan Amendment, shares subject to full-value awards count against the share reserve as 2.03 shares for every share subject to a full-value award. From and after the effective date of the Stock Plan Amendment, to the extent that a share that was subject to a full-value award is returned to the Stock Plan, the Stock Plan reserve will be credited with 2.03 shares that will thereafter be available for issuance under the Stock Plan.

If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to full-value awards, is forfeited to or repurchased by the Company, the unpurchased shares (or for full-value awards, the forfeited or repurchased shares) will become available for future grant or sale under the Stock Plan (unless the Stock Plan has terminated). With respect to stock appreciation rights, all shares subject to a stock appreciation right will cease to be available under the Stock Plan, other than shares forfeited due to failure to vest which will become available for future grant or sale under the Stock Plan (unless the Stock Plan has terminated). Shares that have actually been issued under the Stock Plan under any Award will not be returned to the Stock Plan and will not become available for future distribution under the Stock Plan, except that if shares issued pursuant to full-value awards are repurchased by the Company or forfeited to the Company, such shares will become available for future grant under the Stock Plan.

Shares used to pay the exercise price of an Award or satisfy the tax withholding obligations related to an Award will not become available for future grant or sale under the Incentive Plan. To the extent an Award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Stock Plan.

If we increase or decrease the number of issued shares of common stock by means of a stock split, reverse stock split, stock dividend, reorganization, merger, consolidation, split-up, spin-off, combination or reclassification of the common stock, repurchase, or exchange of shares or other securities of the Company, or, in the Board's sole discretion, other change in our corporate structure affecting our common stock, subject to any required action by stockholders, the Administrator will proportionately adjust the number of shares covered by each outstanding Award, the number of shares available for issuance under the Stock Plan and the price per share covered by each outstanding Award.

Administration of the Stock Plan. The Board, or a committee of directors or of other individuals satisfying applicable laws and appointed by the Board (referred to herein as the "Administrator"), will administer the Stock

Plan. To make grants to certain officers and key employees, the members of the committee must qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, and as "outside directors" under Code Section 162(m) so that the Company can receive a federal tax deduction for certain compensation paid under the Stock Plan. Subject to the terms of the Stock Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards, to interpret the provisions of the Stock Plan and outstanding Awards, and to take other appropriate actions as provided under the Stock Plan. In addition, the Administrator may not amend any Award to reduce the exercise price of that Award or cancel any outstanding Award in exchange for cash or other Awards with a lower exercise price than the original Award, unless such action is approved by stockholders.

Options. The Administrator is able to grant nonstatutory stock options and incentive stock options under the Stock Plan. The Administrator determines the number of shares subject to each option, although the Stock Plan provides that a participant may not receive options for more than 3,000,000 shares in any fiscal year, except in connection with his or her initial service with the Company, in which case he or she may be granted an option to purchase up to an additional 3,000,000 shares.

The Administrator determines the exercise price of options granted under the Stock Plan, provided the exercise price must be at least equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of an incentive stock option granted to any participant who owns more than 10% of the total voting power of all classes of our outstanding stock must be at least 110% of the fair market value of the common stock on the grant date.

The term of an option may not exceed seven years, except that, with respect to any participant who owns 10% of the voting power of all classes of the Company's outstanding capital stock, the term of an incentive stock option may not exceed five years.

After a termination of service with us, a participant will be able to exercise the vested portion of his or her option for the period of time stated in the Award agreement (except as otherwise expressly provided for). If no such period of time is stated in the participant's Award agreement, the participant will generally be able to exercise his or her option for 3 months (or 12 months in the case of death or disability) following his or her termination of service. In no event may an option be exercised later than the expiration of its term.

Restricted Stock. Awards of restricted stock are rights to acquire or purchase shares of our common stock, which vest in accordance with the terms and conditions established by the Administrator in its sole discretion. The Award agreement will generally grant us a right to repurchase or reacquire the unvested shares upon the termination of the participant's service with the Company for any reason (including death or disability). The Administrator will determine the number of shares granted pursuant to an Award of restricted stock, but no participant will be granted a right to purchase or acquire more than 3,000,000 shares of restricted stock during any fiscal year, except that a participant may be granted up to an additional 3,000,000 shares of restricted stock in connection with his or her initial service with us.

Restricted Stock Units. Awards of restricted stock units result in a payment to a participant only if the vesting criteria the Administrator establishes are satisfied. Upon satisfying the applicable vesting criteria, the participant will be entitled to the payout specified in the Award agreement. The Administrator, in its sole discretion, may pay earned restricted stock units in cash, shares, or a combination thereof. On the date set forth in the Award agreement, all unearned restricted stock units will be forfeited to us. The Administrator determines the number of restricted stock units granted to any participant, but no participant may be granted more than 3,000,000 restricted stock units during any fiscal year, except that the participant may be granted up to an additional 3,000,000 restricted stock units in connection with his or her initial service with us.

Stock Appreciation Rights. The Administrator will be able to grant stock appreciation rights, which are the rights to receive the appreciation in fair market value of common stock between the exercise date and the date of grant. We can pay the appreciation in cash, common stock of equivalent value, or a combination thereof. Stock appreciation rights will become exercisable at the times and on the terms established by the Administrator, subject to the terms of the Stock Plan. The Administrator, subject to the terms of the Stock Plan, will have complete discretion to determine the terms and conditions of stock appreciation rights granted under the Stock Plan; provided, however, that the exercise price may not be less than 100% of the fair market value of a share on the date of grant. The term of a stock appreciation right may not exceed 7 years. No participant will be granted stock appreciation rights covering more than 3,000,000 shares during any fiscal year, except that a participant may be granted stock appreciation rights covering up to an additional 3,000,000 shares in connection with his or her initial service with us.

After termination of service with us, a participant will be able to exercise the vested portion of his or her stock appreciation right for the period of time stated in the Award agreement (except as otherwise expressly provided for). If no such period of time is stated in a participant's Award agreement, a participant will generally be able to exercise his or her stock appreciation right for 3 months (or 12 months in the case of death or disability) following his or her termination of service. In no event will a stock appreciation right be exercised later than the expiration of its term.

Performance Units and Performance Shares. The Administrator will be able to grant performance units and performance shares, which are Awards that will result in a payment to a participant only if the performance goals or other vesting criteria the Administrator may establish are achieved or the Awards otherwise vest. The Administrator will establish performance or other vesting criteria in its sole discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants.

Notwithstanding the foregoing, after the grant of performance units or shares, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or shares. During any fiscal year, no participant will receive more than 3,000,000 performance shares and no participant will receive performance units having an initial value greater than $15,000,000, except that a participant may be granted performance shares covering up to an additional 3,000,000 performance shares in connection with his or her initial service with us. Performance units will have an initial dollar value established by the Administrator on or before the date of grant. Performance shares will have an initial value equal to the fair market value of a share of the Company's common stock on the grant date.

Performance Goals. The granting and/or vesting of full-value awards and other incentives under the Stock Plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code and may provide for a targeted level or levels of achievement including: cash position, company free cash flow, earnings per share, earnings before interest, taxes, depreciation and amortization, gross margin, internal rate of return, net cash provided by operations, net income, operating cash flow, operating expenses, operating income, profit before tax, return on assets, return on equity, return on gross fixed assets, return on sales, revenue, revenue growth, and total stockholder return. The performance goals may differ from participant to participant and from Award to Award. Any criteria used may be measured in absolute terms, measured in terms of growth, compared to another company or companies, measured against the market and/or applicable market indices, measured against the performance of the Company as a whole or a segment of the Company, and/or measured on a pre-tax or post-tax basis, if applicable.

Transferability of Awards. Awards granted under the Stock Plan are generally not transferable, and all rights with respect to an Award granted to a participant generally will be available during a participant's lifetime only to the participant. Additionally, the Administrator may not determine and implement the terms and conditions of any program that would permit participants the opportunity to transfer for value any outstanding Awards to a financial institution or other person without stockholder approval.

Merger or Change in Control. In the event of a merger or change in control of the Company, each outstanding Award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Award, the participant will fully vest in and have the right to exercise all of his or her outstanding options or stock appreciation rights, including shares as to which such Awards that would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, all restricted stock units will fully vest, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met unless otherwise expressly provided for in the Award agreement. In addition, if an Award becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change of control, the Administrator will notify the participant in writing or electronically that the Award will be fully vested and exercisable for a period of time determined by the Administrator in its sole discretion, and the Award will terminate upon the expiration of such period.

Amendment and Termination of the Stock Plan. The Board will have the authority to amend, alter, suspend or terminate the Stock Plan, except that stockholder approval will be required for any amendment to the Stock Plan to the extent required by any applicable laws. No amendment, alteration, suspension or termination of the Stock Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the Administrator and which agreement must be in writing and signed by the participant and the Company. The Stock Plan will terminate in 2019, unless the Board terminates it earlier.

Incentive Compensation Recoupment. In the event that material accounting errors occur that require corrections of the Company's issued financial statements, whether or not such errors result from fraud or intentional misconduct by Executives (as defined below), the Compensation Committee of the Board shall have the discretion to seek repayment of cash or equity incentive compensation erroneously paid or granted to the CEO or any of the executives of the Company who report directly to the CEO if the amount of such compensation would have been lower had it been calculated based upon financial statements free of such accounting errors. In determining whether to pursue such repayment, the committee will take into account certain considerations, including without limitation the feasibility and expense of recoupment, any pending legal action and the amount of time since the occurrence of the accounting error requiring correction.

Number of Awards Granted to Employees, Consultants, and Directors. The number of Awards that an employee, director or consultant may receive under the Stock Plan is at the discretion of the Administrator and therefore cannot be determined in advance. The following table sets forth (i) the aggregate number of shares of common stock subject to options granted under the Existing Stock Plan during fiscal 2014, (ii) the average per share exercise price of such options, (iii) the aggregate number of restricted stock units and/or performance stock units granted under the Existing Stock Plan during fiscal 2014, and (iv) the dollar value of such restricted stock units and/or performance stock units. There were no grants of restricted stock, stock appreciation rights, or performance shares under the Existing Stock Plan during fiscal 2014.

Name of Individual or Group	Number of Options Granted (#)	Average Per Share Exercise Price ($)	Number of Stock Units (#)	Dollar Value of Stock Units ($)
Lloyd Carney	400,000	$8.59	545,000	$ 6,148,050
Daniel Fairfax	78,000	$8.59	116,500	$ 1,264,705
Ken Cheng	85,000	$8.59	121,000	$ 1,328,500
Gale England	83,000	$8.59	117,800	$ 1,288,422
Jeffrey Lindholm	78,000	$8.59	119,000	$ 1,286,180
All executive officers, as a group	1,042,000	$8.72	1,216,300	$13,246,987
All directors who are not executive officers, as a group			230,000	$ 2,346,000
All employees who are not executive officers, as a group	728,000	$9.46	10,135,315	$96,681,079

Certain Federal Income Tax Information

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and the Company of Awards granted under the Stock Plan. Tax consequences for any particular individual may be different.

Nonstatutory Stock Options. No taxable income is reportable when a nonstatutory stock option with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any taxable income recognized in connection with an option exercise by an employee of the Company is subject to tax withholding by the Company. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Incentive Stock Options. No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than 2 years after the grant date and more than 1 year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the 2 or 1 year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock, Restricted Stock Units, Performance Units and Performance Shares. A participant generally will not have taxable income at the time an Award of restricted stock, restricted stock units, performance shares or performance units are granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the Award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted stock Award may elect to recognize income at the time he or she receives the Award in an amount equal to the fair market value of the shares underlying the Award (less any cash paid for the shares) on the date the Award is granted.

Tax Effect for the Company. The Company generally will be entitled to a tax deduction in connection with an Award under the Stock Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to the Company's Chief Executive Officer and to each of its 3 most highly compensated executive officers (other than the Chief Financial Officer). Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the Stock Plan, setting limits on the number of Awards that any individual may receive and for Awards other than certain stock options, establishing performance criteria that must be met before the Award actually will vest or be paid. The Stock Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting the Company to continue to receive a federal income tax deduction in connection with such Awards.

Section 409A. Section 409A of the Code, which was added by the American Jobs Creation Act of 2004, provides certain new requirements on non-qualified deferred compensation arrangements. These include new requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date, or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, subject to certain exceptions, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service.

Awards granted under the Stock Plan with a deferral feature will be subject to the requirements of Section 409A. If an Award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the Award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an Award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. In addition, certain states such as California have adopted similar provisions.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE STOCK PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Voting Thresholds

Approval of the amendment and restatement of the 2009 Stock Plan requires the approval of a majority of the votes cast on the proposal at the Annual Meeting. Abstentions will have the effect of a vote "against" the approval of the amendment and restatement of the 2009 Stock Plan. Broker non-votes will have no effect on the outcome of the vote.

The Board of Directors unanimously recommends that stockholders vote "FOR" the approval of the amendment and restatement of the 2009 Stock Plan and the number of shares reserved for issuance under this incentive plan.

From: Stimmell, Lisa [mailto:LStimmell@wsgr.com]
Sent: Wednesday, February 18, 2015 2:04 PM
To: shareholderproposals
Cc: Nell O'Donnell; Eddie Shen; Martin, Katharine
Subject: Brocade Communications Systems, Inc. - Pending No-Action Request

To Whom it May Concern –

I am writing to inquire about the current timing for receiving a response on the no-action request submitted by Brocade Communications Systems, Inc. ("Brocade") under Rule 14a-8 on December 5, 2014, as supplemented on February 2, 2015. Brocade expects to confirm that the Board of Directors has approved the inclusion of a proposal Brocade believes to be conflicting with the shareholder proposal, but given the SEC's recent statement that it will not provide guidance under Rule 14a-8(i)(9), we were unsure if that further information was necessary or helpful to the SEC's response with respect to the letter. All other action has been taken and Brocade's compensation policies include the executive compensation recoupment provision as set forth in the February 2 letter. We note for your reference that Brocade expects to file its proxy statement with the SEC on or about February 24, 2015.

Please contact me by email or at the number below if we can provide any additional information.

Thank you,
Lisa

Lisa Stimmell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Direct: (650) 849-3424
Facsimile: (650) 493-6811

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Brocade Communications Systems, Inc. (BRCD)
Recovery of Unearned Management Bonuses
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 5, 2014 company request concerning this rule 14a-8 proposal.

In spite of the company February 2, 2015 letter is still not clear on whether the vague "anticipated Clawback which will be included in the Plan submitted to stockholders at the 2015 Annual Meeting" will apply to "all future incentive plans and award agreements" which are the words of the shareholder proposal. It is not clear whether the anticipated Clawback will apply only to the 2015 incentive plan amendment.

It appears that the 2015 amendment could be superceded by a 2016 amendment that could delete the recoupment provisions. The company has not addressed whether it gives or could give additional incentive pay not covered by the one incentive plan discussed.

Kohl's Corporation (January 26, 2015) is a recent precedent on this topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Nell O'Donnell <nodonne@Brocade.com>

[BRCD: Rule 14a-8 Proposal, October 10, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of the Board of Directors to adopt an incentive compensation recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Compensation policies should promote sustainable value creation. Former GE general counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity."
(http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)
Such policies allow boards to recoup incentive payouts that may have been the undeserved result of erroneous or fraudulent financial reporting.

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

January 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kohl's Corporation
Incoming letter dated January 6, 2015

The proposal requests that the compensation committee adopt an incentive pay recoupment policy with the terms specified in the proposal.

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Luna Bloom
Attorney-Advisor



650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

February 2, 2015

Via Email and Overnight Courier
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Brocade Communications Systems, Inc. -- Proposal Submitted by Kenneth Steiner

Dear Sir or Madam:

This letter relates to the no-action request by Brocade Communications Systems, Inc., a Delaware corporation ("Brocade" or the "Company") dated December 5, 2014 (the "Original Letter") that seeks to exclude a stockholder proposal (the "Proposal") submitted to the Company by Kenneth Steiner under cover of a letter dated October 10, 2014 for inclusion in Brocade's proxy materials (the "2015 Proxy Materials") for its 2015 annual meeting of Stockholders (the "2015 Annual Meeting"). A copy of the Original Letter is enclosed herewith for your reference.

As discussed in the Original Letter, the Company expected to adopt an executive compensation recoupment policy (a "Clawback Policy") prior to the filing of the 2015 Proxy Materials. The Company has done so, and accordingly, this letter supplements the Original Letter to provide additional information to the Securities and Exchange Commission (the "Commission"). Further, by letters to the Commission dated January 4, 2015 and January 11, 2015 (together, the "Response Letters"), John Chevedden as proxy for Mr. Steiner (together with Mr. Steiner, the "Proponent") asserted certain arguments in favor of not granting the relief requested in the Original Letter. For the reasons set forth below and in the Original Letter, Brocade continues to believe that it may properly omit the Proposal from the 2015 Proxy Materials. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), we are emailing this letter to the staff of the Commission (the "Staff") at shareholderproposals@sec.gov and are sending a copy of this letter via e-mail and overnight courier to the Proponent.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because The Proposal Directly Conflicts With One Of The Company's Own Proposals To Be Submitted To The Stockholders At The 2015 Annual Meeting

A. *Background*

We acknowledge the Commission's recent public announcement that the Division of Corporate Finance will express no views on the application of Rule 14a-8(i)(9) during the current proxy season. However, in the interest of completing the submission set forth in the Original Letter, the Company continues to believe that it may properly exclude the Proposal under Rule 14a-8(i)(9) because the

Proposal directly conflicts with the Company's proposal regarding its 2009 Stock Plan (the "2009 Plan") to be included in the 2015 Proxy Materials.

As expected, in January 2015, the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") approved the inclusion of the Clawback Policy set forth below in the 2009 Plan as well as the Company's Senior Leadership Plan (the "SLP").[1]

> Brocade is committed to the principle of strong corporate governance and the integrity of its financial statements. In the event that material accounting errors occur that require correction of the Company's issued financial statements, whether or not such errors result from fraud or intentional misconduct by Executives (as defined below), the intent of this policy is for the Compensation Committee to seek repayment of all cash-based incentive compensation or performance-based equity compensation ("Incentive Compensation") erroneously paid or granted to the CEO and any of the executives of the Company who report directly to the CEO (collectively, "Executives") based on the material accounting error, if the amount of such Incentive Compensation would have been lower had the Incentive Compensation been calculated based upon financial statements free of any material accounting errors. In determining whether to pursue such repayment, the Compensation Committee will take into account certain considerations including but not limited to the feasibility and expense of recoupment, any pending legal action, and the passage of time since the occurrence of the accounting error requiring the correction.

In addition to the Clawback Policy, the Compensation Committee approved certain other amendments to the Plan subject to stockholder approval, including an amendment to increase the number of shares reserved for issuance under the Plan, and approved the submission of such amendments to the stockholders as well as a recommendation that the stockholders vote in favor of the amendments. As a final formality, prior to the filing of the 2015 Proxy Materials, the Board will (x) approve the proposal for the submission of the necessary amendments to the Plan to the stockholders for consideration at the 2015 Annual Meeting, and (y) recommend that the stockholders vote in favor of the amendments. However, since the Compensation Committee has full authority to approve amendments to the Plan, Board approval will be obtained as a matter of good corporate governance.

B. *Basis for Exclusion*

Prior to its recent public statement regarding the Staff interpretations of Rule 14a-8(i)(9) in the current proxy season, the Staff has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(9) where stockholders voting on the stockholder proposal and a company-sponsored proposal to adopt an equity incentive plan would face alternative and conflicting decisions. See, e.g., The Boeing Company (February 24, 2014) (permitting exclusion of a shareholder proposal providing for the amendment of existing clawback provisions in Boeing's equity incentive plan because the company was submitting the amendment and restatement of the equity incentive plan for stockholder approval at the annual meeting); Sysco Corporation (Sept. 20, 2013) (permitting exclusion of a proposal that would have

[1] For purposes of clarity, we do not believe the amendment of the Plan to include the Clawback Policy requires stockholder approval under the Listing Rules of the NASDAQ Stock Market (the "NASDAQ Rules"). Therefore, the Clawback Policy as set forth in the 2009 Plan and the SLP is in effect as of the date hereof.

prohibited accelerated vesting of equity awards upon a change of control, where the company's proposed equity incentive plan provided for accelerated vesting in the event of a change of control); Abercrombie & Fitch Co. (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); and AOL Time Warner Inc. (March 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where the terms and conditions of the company's proposal to approve a stock option plan would permit granting of stock options to all employees). The Proponent has not cited contradictory authority in this regard.

As discussed in the Original Letter, the Proposal promotes a policy initiative designed to permit the Compensation Committee to seek recoupment of compensation for a wide range of real or perceived misconduct in ambiguous and undefined circumstances, or real or perceived failure to manage or monitor conduct or risks. This policy initiative will clearly directly conflict with the Company's proposal, which does not require the Compensation Committee to evaluate or seek recoupment as a result of failure to monitor others' misconduct and further, does not require the Compensation Committee to evaluate or seek recoupment in the event of reputational harm to the Company. It is precisely these desired policies that conflict directly with the Company's Clawback Policy included in the Plan to be submitted to stockholders at the 2015 Annual Meeting. Further, since the Company adopted this policy after the last annual meeting of stockholders, the first opportunity for the stockholders of the Company to vote on the Plan incorporating a clawback provision will be at the 2015 Annual Meeting. If both the Proposal and the amendments to the Plan are approved at the 2015 Annual Meeting, the fact that the conflicts exist will make it difficult, if not impossible, for the Compensation Committee to determine the stockholders' intent with respect to a Clawback Policy.

For the foregoing reasons, we continue to believe that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's proposal to be submitted to stockholders at the 2015 Annual Meeting.

C. *Supplemental Notification Following Board Action*

The Company will provide final notice to the Commission when the Board approves the submission of the Plan to the stockholders for approval at the 2015 Annual Meeting. However, since the amendments to the Plan and the submission of the amendments to the stockholders have already been approved by the Compensation Committee, the Board's approval is expected to be a formality. We note the Proponent's statement in the Response Letters that the Company does not plan to complete its action until February 18, 2015. The Proponent merely restates a fact contained in the Original Letter and does not indicate that this time frame should prohibit no-action relief for any reason. All material corporate action has been taken, the substance of the Clawback Policy has been approved and is effective and the final formalities will occur prior to the filing of the 2015 Proxy Materials; therefore, we believe the Proponent has adequate time to respond to the Company's request for no-action relief.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's proposal to be submitted to stockholders for approval at the 2015 Annual Meeting.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Proposal Has Been Substantially Implemented By The Company's Clawback

As the Staff has previously recognized, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been willing to grant no-action relief in situations where the essential objective of the proposal as has been satisfied. See, e.g., Sun Microsystems, Inc. (August 28, 2008); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); MacNeal-Schwendler Corporation (April 2, 1999). According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See Rel. No. 34-12598 (July 7, 1976).

As of the date of this letter, the 2009 Plan and the SLP have been amended to include the Clawback Policy, and the Clawback Policy is effective in its entirety. As stated in the Original Letter, the Plan and the SLP are the only incentive compensation plans applicable to the Company's executive officers. The actions requested by the Proposal are unnecessary given that the Clawback Policy adopted by the Company achieves the same objective as the Proposal on terms more comprehensive and definitive in their scope and application, and the Company's clawback terms are specifically designed to address stockholder concerns regarding executive accountability and managerial responsibility. By contrast, the stockholder proposal is vague as to whom the policy would apply and how the Company would execute its terms. Moreover, the stockholder proposal requires that there be misconduct or fraud on the part of executives to whom the proposal would apply, whereas the Company's policy is applicable in the event of a material accounting error requiring a correction or restatement, regardless of the existence of fraud or misconduct.

The Proposal is less specific than the Clawback Policy and may be viewed as narrower than the Clawback Policy in many important respects. The chart below compares the two.

	Brocade Clawback Policy	Proponent Proposal
Covered Employees	CEO and all executives who report directly to the CEO, approximately 10 employees.	Senior executives.
Conduct	• Accounting error that requires correction of financial statements • Misconduct or fraud not required to pursue recoupment	Misconduct or failure of individual to manage or monitor conduct or risks
Policy Triggers	Clawback triggered if a material accounting error occurs that requires correction of financial statements, whether or not that error results from fraud or intentional misconduct.	Misconduct resulting in a violation of law or company policy that causes significant financial or reputational harm or senior executive committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risk.
Considerations to be Taken Into Account in Recoupment	• Feasibility and expense of recoupment; • Pending legal action; and • Passage of time since the accounting error.	None specified.

Amount Subject to Recovery	The Compensation Committee may seek repayment of all cash-based incentive compensation or performance-based equity compensation erroneously paid or granted based on the material accounting error, if the amount would have been lower if the compensation had been calculated based upon financial statements free of any material accounting errors	Recovery of compensation already paid or forfeiture, recapture, reduction or cancellation of amounts awarded.

Brocade's commitment to accurate financial reporting is reflected not only in the Clawback Policy but also in Brocade's Code of Business Conduct and Ethics, Brocade's Code of Ethics for Principal Executive and Senior Financial Officers and other policies. Brocade's Code of Business Conduct and Ethics requires all of our employees to promote full, fair, accurate, timely and understandable disclosure and reporting of Company information, including the Company's financial results and financial condition and to comply with Company policies, procedures and controls designed to promote accurate and complete recordkeeping. The Code of Business Conduct and Ethics also provides that Brocade's accounting and financial reporting must follow all applicable laws and our accounting policies. We believe that the combination of Brocade's existing policies and the newly adopted Clawback Policy satisfies the essential objective of the Proposal and that by adopting the Clawback Policy, management has favorably acted on the subject of Proposal; therefore, the Proposal is unnecessary.

We believe that the information regarding the Clawback Policy addresses the Proponent's questions in the Response Letters (specifically the letter dated January 11, 2015) regarding the application of the Clawback Policy.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2015 Proxy Statement on this basis.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal is Inherently Vague or Indefinite So As To Be Inherently Misleading in Violation of Rule 14a-9

In the Response Letters, the Proponent asserts that the Company has only cited precedents on the topic that failed to exclude the proposal. The Company cited numerous precedents for the purpose of distinguishing the precedent from the Proposal and the Company's position regarding the Proposal. There appeared to be relatively little precedent on this topic as compared to certain other topics that are frequently the subject of stockholder proposals and, in certain cases, such as the letter from The Boeing Company ("Boeing") regarding the same topic as the Proposal (The Boeing Company, February 25, 2014), the Commission provided no-action relief on other grounds and specifically stated that it did not reach the merits of Boeing's arguments under Rule 14a-8(i)(3). The Proponent implies that a stockholder proposal may only be excluded from a company's proxy materials if that exact proposal has been previously excluded and the company cites to such precedent exclusion in its request to the Commission. This is clearly not the appropriate standard. The Proponent makes no arguments as to why the fact that the Company has not specifically cited to precedent that supports its position on the exact topic of the Proposal, and more particularly, the specific language of this Proposal, should be fatal to the Company's request.

The Company continues to believe that many of the terms in the Proposal are vague and indefinite and, if the Company's stockholders support the Proposal, the Compensation Committee will be in the position of trying to modify its existing policy to incorporate these vague concepts without understanding the stockholders' true concern. Accordingly, the Company believes that the Proposal may be omitted in reliance on Rule 14a-8(i)(3).

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from the 2015 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call Nell O'Donnell at (408) 333-3367, Katharine Martin at (650) 565-3522 or me at (650) 849-3424. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Lora Blum[?] (signature)

Enclosures

cc: John Chevedden as proxy for Kenneth Steiner
Nell O'Donnell, General Counsel, Brocade Communications Systems, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati



Brocade
130 Holger Way, San Jose, CA 95134
T. 408.333.8000 F. 408.333.8101
www.brocade.com

December 5, 2014

Via Email and Overnight Courier
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Brocade Communications Systems, Inc. – Stockholder Proposal Submitted by Kenneth Steiner

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Brocade Communications Systems, Inc., a Delaware corporation ("Brocade" or the "Company"), hereby gives notice of the Company's intention to omit from its proxy statement (the "2015 Proxy Statement") for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting") a stockholder proposal (the "Stockholder Proposal") submitted to the Company by Kenneth Steiner (the "Proponent") under cover of a letter dated October 10, 2014. A copy of the Stockholder Proposal together with the related supporting statement is attached as Exhibit A.

We hereby request confirmation that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Stockholder Proposal from the 2015 Proxy Statement on the grounds that (i) the Stockholder Proposal directly conflicts with one of the Company's own proposals, in reliance on the provisions of Rule 14a-8(i)(9); (ii) the Stockholder Proposal is vague and indefinite, in reliance on the provisions of Rule 14a-8(i)(3) and (iii) the Stockholder Proposal will have been substantially implemented, in reliance on the provisions of Rule 14a-8(i)(10).

The Company currently expects to file its definitive 2015 Proxy Statement with the Commission on or about February 24, 2015. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2015 Proxy Statement. Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the Stockholder Proposal to be proper.



I. The Stockholder Proposal

The full text of the Stockholder Proposal and supporting statement is as follows:

<u>SHAREOWNER PROPOSAL</u>

4- Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of the Board of Directors to adopt an incentive compensation recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Compensation policies should promote sustainable value creation. Former GE general counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/) Such policies allow boards to recoup incentive payouts that may have been the undeserved result of erroneous or fraudulent financial reporting.

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4


BROCADE

II. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because The Stockholder Proposal Directly Conflicts With One Of The Company's Own Proposals To Be Submitted To The Stockholders At The 2015 Annual Meeting

A. *Background*

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" in order for this exclusion to be available. See Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Company expects to amend its 2009 Stock Plan (the "Plan") before filing its proxy statement for the 2015 Annual Meeting to, among other things, include a clawback provision (the "Clawback") and increase the number of shares reserved for issuance under the Plan. The Company anticipates submitting the applicable Plan amendments to stockholders at the 2015 Annual Meeting for approval of the necessary amendments, as required under the Listing Rules of the NASDAQ Stock Market.

The Compensation Committee (the "Compensation Committee") of the Board of Directors (the "Board") recently met to consider a draft Clawback proposed by the Company's management. The Compensation Committee decided that it would like to add a Clawback to the Company's incentive plans for its executives (contemplated to be all vice presidents and above who report to the Chief Executive Officer) which would include adding a Clawback not only for the Plan, but also the Company's Senior Leadership Plan, a cash based incentive plan. The Compensation Committee further directed management to formulate certain specific provisions of the Clawback in accordance with direction given at the foregoing meeting and the Clawback is on the agenda for approval at the Compensation Committee's upcoming meeting in December 2014.

In January 2015, prior to the filing of the 2015 Proxy Statement, the Compensation Committee plans to approve the inclusion of the Clawback in the Plan - as well as the Company's Senior Leadership Plan - in accordance with the Company's standard cadence for its review of such plans.[1] The Compensation Committee's approval of the amendment to the Plan for the increase in number of shares reserved for issuance under the Plan will require approval of the Company's stockholders under the NASDAQ Rules. Accordingly, prior to the filing of 2015 Proxy Statement, the Compensation Committee will (i) approve a resolution approving amendments to the Plan and declaring such amendments advisable, (ii) approve the submission of the necessary amendments to the Plan to the stockholders for consideration at the 2015 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the amendments. In addition, the Board will (x) approve the submission of the necessary amendments to the Plan to the stockholders for consideration at the 2015 Annual Meeting, and (y) recommend that the stockholders vote in favor of the amendments.

[1] For purposes of clarity, we do not believe the amendment of the Plan to include the Clawback requires stockholder approval under the Listing Rules of the NASDAQ Stock Market (the "NASDAQ Rules"). Therefore, it is expected that the Clawback will become effective immediately upon the Compensation Committee's approval of its inclusion in the Plan and the Company's Senior Leadership Plan.



B. *Basis for Exclusion*

The Staff has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(9) where stockholders voting on the stockholder proposal and a company-sponsored proposal to adopt an equity incentive plan would face alternative and conflicting decisions. See, e.g., The Boeing Company (February 24, 2014) (permitting exclusion of a shareholder proposal providing for the amendment of existing clawback provisions in Boeing's equity incentive plan because the company was submitting the amendment and restatement of the equity incentive plan for stockholder approval at the annual meeting); Sysco Corporation (Sept. 20, 2013) (permitting exclusion of a proposal that would have prohibited accelerated vesting of equity awards upon a change of control, where the company's proposed equity incentive plan provided for accelerated vesting in the event of a change of control); Abercrombie & Fitch Co. (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); and AOL Time Warner Inc. (March 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where the terms and conditions of the company's proposal to approve a stock option plan would permit granting of stock options to all employees).

The Stockholder Proposal promotes a policy initiative designed to permit the Compensation Committee to seek recoupment of compensation for a wide range of real or perceived misconduct in ambiguous and undefined circumstances, or real or perceived failure to manage or monitor conduct or risks. This policy initiative will clearly directly conflict with the Company's anticipated proposal, which is not expected to require the Compensation Committee to evaluate or seek recoupment as a result of failure to monitor others' misconduct and further, is not expected to require the Compensation Committee to evaluate or seek recoupment in the event of reputational harm to the Company. It is precisely these desired policies that conflict directly with the Company's anticipated Clawback which will be included in the Plan submitted to stockholders at the 2015 Annual Meeting. Further, the Company does not currently have a clawback policy in place beyond the requirements of the Sarbanes-Oxley Act of 2002 in this regard. The first opportunity for the stockholders of the Company to vote on the Plan incorporating a clawback provision will be at the 2015 Annual Meeting. If both the Stockholder Proposal and the amendments to the Plan are approved at the 2015 Annual Meeting, the fact that the conflicts exist will make it difficult, if not impossible, for the Compensation Committee to determine the stockholders' intent with respect to a clawback policy.

For the foregoing reasons, we believe that the Stockholder Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9) because the Stockholder Proposal directly conflicts with the Company's proposal to be submitted to stockholders at the 2015 Annual Meeting.

C. *Supplemental Notification Following Board Action*

The Company is submitting this no-action request at this time to address the timing Rule 14a-8. The Company will supplementally notify the Staff no later than February 18, 2015, after the Compensation Committee adopts the amendments to the Plan and the Board approves the submission of the Plan to the stockholders for approval at the 2015 Annual Meeting. The Staff has consistently held under Rule 14a-8(i)(9) that where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action it will be permitted to supplement its request for no-action relief by notifying the Staff after that action has been taken by



the board of directors. See, e.g., The Boeing Company (February 24, 2014) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action. In this case, although the exact language of amendments to the Plan have not been adopted by the Compensation Committee in a resolution, the Compensation Committee has made the determination to approve the amendments to the Plan and recommend that the Board present the proposed amendments to the Plan to the Company's stockholders for approval at the 2015 Annual Meeting, and the Board is expected to recommend that the Company's stockholders vote in favor of the proposed amendments to the Plan.

For the reasons set forth above, we believe that the Stockholder Proposal is excludable under Rule l4a-8(i)(9) because the Stockholder Proposal directly conflicts with the Company's proposal to be submitted to stockholders for approval at the 2015 Annual Meeting.

III. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Stockholder Proposal is Inherently Vague or Indefinite So As To Be Inherently Misleading in Violation of Rule 14a-9

A. *Background*

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

B. *Vague and Indefinite Terms*

The Stockholder Proposal is impermissibly vague and indefinite because it contains undefined key terms. As a result, the stockholders and the Company could have different interpretations of what the Stockholder Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Stockholder Proposal requires. The undefined key terms consist of the terms listed immediately below, as well as those discussed elsewhere in this section.

"Senior executive" The term "senior executive" is not specifically defined in the Stockholder Proposal. On its face, it is unclear what group of individuals the Stockholder Proposal intended this term to cover. Application of differing standards, including "executive officers" or "named executive officers" as defined under Items 401 and 402 of Regulation S-K, respectively, "executive officers" as defined under Rule 3b-7 under the Securities Exchange Act of 1934 (the "Exchange Act"), or "officers" as defined for purposes of Section 16 of the Exchange Act, would yield a different group of affected employees in each instance, as would a more subjective definition of senior executive



employees of the Company. The Company notes that the Stockholder Proposal is distinguishable from other stockholder proposals where the proposed policy would apply to "senior executives." In McKesson Corp. (May 1, 2013), the nature of the proposal limited the type of compensation at issue to "any awards granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which address executive compensation" and the supporting statement provided additional examples of executives to whom the policy would apply. The Stockholder Proposal applies to all incentive compensation, which would presumably apply to all cash and equity bonus plans as well as any other compensation arrangements the Company may develop that may directly or indirectly be based on the performance of the Company. Assuming this is the Proponent's intent, which itself is unclear, some portion of the compensation of nearly every employee of the Company is "incentive compensation." Therefore, the universe of "senior executives" could include any number of management employees. While the Company recognizes that the Staff has generally not agreed that the argument that terms like "senior executives" render a proposal excludable on vagueness grounds, the Company believes that the ambiguity in this term combined with the ambiguity and vagueness in the other terms makes the proposal, as a whole, vague and ambiguous.

"Significant financial or reputational harm to the company" Stockholders may reasonably read "significant" as either synonymous with "material" (which would likely require a financial restatement to be filed with the Commission) or as involving a much lower threshold. Given that the consequences of that determination could include the need for a potentially lengthy and burdensome formal Compensation Committee recoupment review (especially when a financial restatement is not required to be filed with the Commission), it is imperative that a clear understanding of what constitutes "significant" under the language of the Stockholder Proposal is crucial to carrying out the intended result of the Stockholder Proposal. The Company has an established reputation with many different constituencies, including, but not limited to: our customers, our competitors, our stockholders, our suppliers, the markets on which the Company's stock trades, industry and financial analysts and the general public. Neither the Stockholder Proposal nor the supporting statement provides any guidance regarding whose perception of the Company's reputation needs to be diminished or by how much for a formal Compensation Committee recoupment review to be triggered. Similarly, the Stockholder Proposal provides no guidance regarding how "reputational harm" might be measured or quantified, particularly in the context of recouping compensation. Not only would it be impossible for stockholders to evaluate this standard, it would be impossible for the Company or the Compensation Committee to reliably implement this standard, including how to measure reputational harm and the effects any perceived reputational harm would have had on incentive compensation.

"Manage or monitor conduct or risks" Neither the Stockholder Proposal nor the supporting statement explains the meaning of "manage" or "monitor" or what "conduct" or "risks" the Committee must review. Furthermore, neither the Stockholder Proposal nor the supporting statement even requires that such "conduct" or "risks" relate to the Company. The Stockholder Proposal establishes no relationship between the "fail[ure]... to manage or monitor conduct or risks" and the "misconduct" cited earlier in the Stockholder Proposal. Under one possible reading, misconduct by a third party that resulted in "significant...harm" to the Company could automatically trigger a required formal Compensation Committee recoupment review, as all of the Company's senior executives involved, directly or indirectly, in the third party's actions on the Company's behalf could reasonably be viewed as having "failed...to manage...conduct or risks," even if they had acted diligently and reasonably at all times. Alternatively, stockholders could reasonably interpret these words as requiring some definable nexus between a senior executive's conduct and the misconduct



in question. Under the second reading, however, the Stockholder Proposal includes no guidance as to what standard of conduct (e.g., negligence or gross negligence) would constitute a "failure in his or her responsibility." As a threshold matter, whose "conduct" and what "risks" are to be covered by this policy? As the Stockholder Proposal is written, only the recoupment decision is at the Compensation Committee's discretion--not the review itself. As a result, the universe of "conduct" or "risks" to be addressed, and what would constitute a "fail[ure] to manage or monitor" them, are key elements of the Proposal that are not sufficiently defined.

The Staff has consistently permitted the exclusion of stockholder proposals related to executive compensation that failed to define or sufficiently explain key terms or that are subject to materially different interpretations such that neither stockholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. See, e.g., Boeing Co. (March 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was insufficiently defined); General Motors Corp. (March 26, 2009) (permitting exclusion of proposal seeking elimination of incentives for CEOs and directors but that failed to define "incentives"); Verizon Communications, Inc. (Feb. 21, 2008) (permitting exclusion of a proposal seeking new short- and long-term award criteria because the proposal failed to define key terms, set forth formulas for calculating awards or otherwise explain how the proposal would be implemented); and Prudential Financial, Inc. (Feb. 16, 2007) (permitting exclusion of a proposal seeking stockholder approval of "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis").

This Stockholder Proposal is distinguishable from other recent stockholder proposals addressing a similar subject matter. In McKesson Corp. (May 17, 2013) and Bank of America Corp. (March 8, 2011), the Staff did not concur with the exclusion under Rule 14a-8(i)(3) of proposals requesting amendments to company clawback policies. However, neither of those proposals required actions based on "significant financial or reputational harm" and/or a failure to "manage or monitor conduct or risks." Rather, the proposed changes in McKesson Corp. involved the elimination of requirements in the company's existing policy that misconduct covered by the policy be "intentional" or result in "material" impacts on the company's financial results. Similarly, the Bank of America Corp. proposal required that any recoupment reviews be tied to "financial or operating metric(s)" and did not purport to require such reviews based on "reputational harm" or monitoring of "conduct or risks" that lacked any explicit or implicit link to company performance. We further distinguish the stockholder proposal addressed in The Boeing Company No-Action Letter (February 25, 2014) in which the Staff did not reach the question of whether the stockholder proposal was excludable under Rule 14a-8(i)(3), but found it excludable on other grounds. In Boeing, the stockholder proposal at issue included a supporting statement that, while vague, purported to define or explain certain terms in the resolution. The Stockholder Proposal here contains only a brief supporting statement citing to a former general counsel's view on recoupment policies, but does not provide any color or guidance on what may be intended by these terms.

If the Company's stockholders support the Stockholder Proposal, the Compensation Committee will be in the position of trying to craft a responsive clawback policy, or, as described above, modify an existing policy, to incorporate these vague concepts without understanding the stockholder's true concern. Accordingly, the Company believes that the Stockholder Proposal may be omitted in reliance on Rule 14a-8(i)(3).


BROCADE

IV. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Stockholder Proposal Will Have Been Substantially Implemented By The Company's Clawback

A. *Background*

The Company also believes that the Stockholder Proposal may properly be excluded from the 2015 Proxy Statement in accordance with Rule l4a-8(i)(10), which provides for the exclusion of a proposal if the company has already substantially implemented the proposal. To be excluded under this rule, the Stockholder Proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. See Rel. No. 40018 (May 21, 1998); Rel. No. 34-20091 (August 16, 1983).

As the Staff has previously recognized, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. See, e.g., Sun Microsystems, Inc. (August 28, 2008); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); MacNeal-Schwendler Corporation (April 2, 1999). According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See Rel. No. 34-12598 (July 7, 1976).

B. *The Proposed Amendments Substantially Implement the Stockholder Proposal*

As previously described, the Board has already determined to amend the Plan and the SLP to include the Clawback. The Plan and the SLP are the only incentive compensation plans applicable to the Company's executive officers. Although the Compensation Committee is still considering the specific terms of the Clawback, based on the provision proposed by the Company's management and under consideration by the Compensation Committee, we believe that the Stockholder Proposal will be substantially implemented prior to the filing of the 2015 Proxy Statement. In particular, the Compensation Committee is considering a Clawback that would apply to a greater scope of employees than "senior executives" (under any of the reasonable definition of the term "senior executives") and Compensation Committee review of incentive compensation paid to these employees will be triggered by a restatement of the Company's financial results as well as fraud or intentional misconduct, whether or not such fraud or intentional misconduct resulted in a restatement. Further, as stated above, by amending the Plan and the SLP to include the Clawback, all incentive compensation currently available to the relevant employees will be subject to the Clawback. The Company will supplement this letter at the time the Clawback is approved by the Compensation Committee to provide a point-by-point analysis of Clawback as compared to the Stockholder Proposal.

Upon approval by the Compensation Committee of the amendment of the Plan and the SLP to include the Clawback, the Clawback will be immediately effective. Therefore, at such time as the Compensation Committee approves the amendments to the Plan and the Clawback, the Company will have taken all necessary action to substantially implement the Clawback.

For the reasons set forth above, we believe that the Stockholder Proposal is excludable under Rule l4a-8(i)(10) because the Company will have substantially implemented the Stockholder


BROCADE

Proposal, and, accordingly, we request that the Staff concur that the Stockholder Proposal may be excluded from the 2015 Proxy Statement on this basis.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Stockholder Proposal from its proxy statement for the 2015 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Neil O'Donnell at (408) 333-3367, Katharine Martin at (650) 565-3522 or me at (408) 333-4025. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Matthew Ng

Matthew Ng

Senior Director, Legal and Assistant Secretary

Enclosures

cc: John Chevedden as proxy for Kenneth Steiner
Neil O'Donnell, General Counsel, Brocade Communications Systems, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati

Exhibit A

Stockholder Proposal

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Tyler Wall
Corporate Secretary
Brocade Communications Systems, Inc. (BRCD)
130 Holger Way
San Jose CA 95134
PH: 408 333-8000
FX: 408 333-8101

Dear Mr. Wall,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***.

Sincerely,

Kenneth Steiner

8/26/14
Date

cc: Robert Eggers <reggers@brocade.com>
Investor Relations
Tel: 408.333.8797
Eddie Shen <eshen@brocade.com>
Corporate Counsel

[BRCD: Rule 14a-8 Proposal, October 10, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of the Board of Directors to adopt an incentive compensation recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Compensation policies should promote sustainable value creation. Former GE general counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity."
(http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)
Such policies allow boards to recoup incentive payouts that may have been the undeserved result of erroneous or fraudulent financial reporting.

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

Post-it® Fax Note 7671	Date 10-21-14	# of pages ▸
To Tyler Wall	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 408-333-8101	Fax #	

BRCD

October 21, 2014

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since October 1, 2012, you have continuously held no less than 500 shares of Brocade Communication Systems Inc (BRCD) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Brocade Communications Systems, Inc. (BRCD)
Recovery of Unearned Management Bonuses
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 5, 2014 company request concerning this rule 14a-8 proposal.

It is not clear whether the vague "anticipated Clawback which will be included in the Plan submitted to stockholders at the 2015 Annual Meeting" will apply to "all future incentive plans and award agreements" which are the words of the shareholder proposal. It is not clear whether the anticipated Clawback will apply to only one incentive plan.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Matthew Ng <mng@Brocade.com

[BRCD: Rule 14a-8 Proposal, October 10, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of the Board of Directors to adopt an incentive compensation recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Compensation policies should promote sustainable value creation. Former GE general counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity."
(http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)
Such policies allow boards to recoup incentive payouts that may have been the undeserved result of erroneous or fraudulent financial reporting.

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Brocade Communications Systems, Inc. (BRCD)
Recovery of Unearned Management Bonuses
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 5, 2014 company request concerning this rule 14a-8 proposal.

The company does not plan to complete its action until February 18, 2015. Additionally in regard to the clarity of the proposal the company appears to only cite precedents on this topic that failed to exclude a proposal. The only precedents claimed to support the company position appear to concern executive pay topics other than the topic of this proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Matthew Ng <mng@Brocade.com



Brocade
130 Holger Way, San Jose, CA 95134
T. 408.333.8000 F. 408.333.8101
www.brocade.com

December 5, 2014

Via Email and Overnight Courier
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Brocade Communications Systems, Inc. – Stockholder Proposal Submitted by Kenneth Steiner

Dear Sir or Madam:

In accordance with Rule l4a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Brocade Communications Systems, Inc., a Delaware corporation ("Brocade" or the "Company"), hereby gives notice of the Company's intention to omit from its proxy statement (the "2015 Proxy Statement") for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting") a stockholder proposal (the "Stockholder Proposal") submitted to the Company by Kenneth Steiner (the "Proponent") under cover of a letter dated October 10, 2014. A copy of the Stockholder Proposal together with the related supporting statement is attached as Exhibit A.

We hereby request confirmation that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Stockholder Proposal from the 2015 Proxy Statement on the grounds that (i) the Stockholder Proposal directly conflicts with one of the Company's own proposals, in reliance on the provisions of Rule 14a-8(i)(9); (ii) the Stockholder Proposal is vague and indefinite, in reliance on the provisions of Rule 14a-8(i)(3) and (iii) the Stockholder Proposal will have been substantially implemented, in reliance on the provisions of Rule 14a-8(i)(10).

The Company currently expects to file its definitive 2015 Proxy Statement with the Commission on or about February 24, 2015. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2015 Proxy Statement. Pursuant to Rule l4a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying attachments. In accordance with Rule l4a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the Stockholder Proposal to be proper.



I. The Stockholder Proposal

The full text of the Stockholder Proposal and supporting statement is as follows:

SHAREOWNER PROPOSAL

4- Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of the Board of Directors to adopt an incentive compensation recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Compensation policies should promote sustainable value creation. Former GE general counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/) Such policies allow boards to recoup incentive payouts that may have been the undeserved result of erroneous or fraudulent financial reporting.

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4


BROCADE

II. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because The Stockholder Proposal Directly Conflicts With One Of The Company's Own Proposals To Be Submitted To The Stockholders At The 2015 Annual Meeting

A. *Background*

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" in order for this exclusion to be available. See Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Company expects to amend its 2009 Stock Plan (the "Plan") before filing its proxy statement for the 2015 Annual Meeting to, among other things, include a clawback provision (the "Clawback") and increase the number of shares reserved for issuance under the Plan. The Company anticipates submitting the applicable Plan amendments to stockholders at the 2015 Annual Meeting for approval of the necessary amendments, as required under the Listing Rules of the NASDAQ Stock Market.

The Compensation Committee (the "Compensation Committee") of the Board of Directors (the "Board") recently met to consider a draft Clawback proposed by the Company's management. The Compensation Committee decided that it would like to add a Clawback to the Company's incentive plans for its executives (contemplated to be all vice presidents and above who report to the Chief Executive Officer) which would include adding a Clawback not only for the Plan, but also the Company's Senior Leadership Plan, a cash based incentive plan. The Compensation Committee further directed management to formulate certain specific provisions of the Clawback in accordance with direction given at the foregoing meeting and the Clawback is on the agenda for approval at the Compensation Committee's upcoming meeting in December 2014.

In January 2015, prior to the filing of the 2015 Proxy Statement, the Compensation Committee plans to approve the inclusion of the Clawback in the Plan - as well as the Company's Senior Leadership Plan - in accordance with the Company's standard cadence for its review of such plans.[1] The Compensation Committee's approval of the amendment to the Plan for the increase in number of shares reserved for issuance under the Plan will require approval of the Company's stockholders under the NASDAQ Rules. Accordingly, prior to the filing of 2015 Proxy Statement, the Compensation Committee will (i) approve a resolution approving amendments to the Plan and declaring such amendments advisable, (ii) approve the submission of the necessary amendments to the Plan to the stockholders for consideration at the 2015 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the amendments. In addition, the Board will (x) approve the submission of the necessary amendments to the Plan to the stockholders for consideration at the 2015 Annual Meeting, and (y) recommend that the stockholders vote in favor of the amendments.

[1] For purposes of clarity, we do not believe the amendment of the Plan to include the Clawback requires stockholder approval under the Listing Rules of the NASDAQ Stock Market (the "NASDAQ Rules"). Therefore, it is expected that the Clawback will become effective immediately upon the Compensation Committee's approval of its inclusion in the Plan and the Company's Senior Leadership Plan.



B. *Basis for Exclusion*

The Staff has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(9) where stockholders voting on the stockholder proposal and a company-sponsored proposal to adopt an equity incentive plan would face alternative and conflicting decisions. See, e.g., The Boeing Company (February 24, 2014) (permitting exclusion of a shareholder proposal providing for the amendment of existing clawback provisions in Boeing's equity incentive plan because the company was submitting the amendment and restatement of the equity incentive plan for stockholder approval at the annual meeting); Sysco Corporation (Sept. 20, 2013) (permitting exclusion of a proposal that would have prohibited accelerated vesting of equity awards upon a change of control, where the company's proposed equity incentive plan provided for accelerated vesting in the event of a change of control); Abercrombie & Fitch Co. (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); and AOL Time Warner Inc. (March 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where the terms and conditions of the company's proposal to approve a stock option plan would permit granting of stock options to all employees).

The Stockholder Proposal promotes a policy initiative designed to permit the Compensation Committee to seek recoupment of compensation for a wide range of real or perceived misconduct in ambiguous and undefined circumstances, or real or perceived failure to manage or monitor conduct or risks. This policy initiative will clearly directly conflict with the Company's anticipated proposal, which is not expected to require the Compensation Committee to evaluate or seek recoupment as a result of failure to monitor others' misconduct and further, is not expected to require the Compensation Committee to evaluate or seek recoupment in the event of reputational harm to the Company. It is precisely these desired policies that conflict directly with the Company's anticipated Clawback which will be included in the Plan submitted to stockholders at the 2015 Annual Meeting. Further, the Company does not currently have a clawback policy in place beyond the requirements of the Sarbanes-Oxley Act of 2002 in this regard. The first opportunity for the stockholders of the Company to vote on the Plan incorporating a clawback provision will be at the 2015 Annual Meeting. If both the Stockholder Proposal and the amendments to the Plan are approved at the 2015 Annual Meeting, the fact that the conflicts exist will make it difficult, if not impossible, for the Compensation Committee to determine the stockholders' intent with respect to a clawback policy.

For the foregoing reasons, we believe that the Stockholder Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9) because the Stockholder Proposal directly conflicts with the Company's proposal to be submitted to stockholders at the 2015 Annual Meeting.

C. *Supplemental Notification Following Board Action*

The Company is submitting this no-action request at this time to address the timing Rule 14a-8. The Company will supplementally notify the Staff no later than February 18, 2015, after the Compensation Committee adopts the amendments to the Plan and the Board approves the submission of the Plan to the stockholders for approval at the 2015 Annual Meeting. The Staff has consistently held under Rule 14a-8(i)(9) that where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action it will be permitted to supplement its request for no-action relief by notifying the Staff after that action has been taken by


BROCADE

the board of directors. See, e.g., The Boeing Company (February 24, 2014) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action. In this case, although the exact language of amendments to the Plan have not been adopted by the Compensation Committee in a resolution, the Compensation Committee has made the determination to approve the amendments to the Plan and recommend that the Board present the proposed amendments to the Plan to the Company's stockholders for approval at the 2015 Annual Meeting, and the Board is expected to recommend that the Company's stockholders vote in favor of the proposed amendments to the Plan.

For the reasons set forth above, we believe that the Stockholder Proposal is excludable under Rule l4a-8(i)(9) because the Stockholder Proposal directly conflicts with the Company's proposal to be submitted to stockholders for approval at the 2015 Annual Meeting.

III. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Stockholder Proposal is Inherently Vague or Indefinite So As To Be Inherently Misleading in Violation of Rule 14a-9

A. *Background*

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

B. *Vague and Indefinite Terms*

The Stockholder Proposal is impermissibly vague and indefinite because it contains undefined key terms. As a result, the stockholders and the Company could have different interpretations of what the Stockholder Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Stockholder Proposal requires. The undefined key terms consist of the terms listed immediately below, as well as those discussed elsewhere in this section.

"Senior executive" The term "senior executive" is not specifically defined in the Stockholder Proposal. On its face, it is unclear what group of individuals the Stockholder Proposal intended this term to cover. Application of differing standards, including "executive officers" or "named executive officers" as defined under Items 401 and 402 of Regulation S-K, respectively, "executive officers" as defined under Rule 3b-7 under the Securities Exchange Act of 1934 (the "Exchange Act"), or "officers" as defined for purposes of Section 16 of the Exchange Act, would yield a different group of affected employees in each instance, as would a more subjective definition of senior executive



employees of the Company. The Company notes that the Stockholder Proposal is distinguishable from other stockholder proposals where the proposed policy would apply to "senior executives." In McKesson Corp. (May 1, 2013), the nature of the proposal limited the type of compensation at issue to "any awards granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which address executive compensation" and the supporting statement provided additional examples of executives to whom the policy would apply. The Stockholder Proposal applies to all incentive compensation, which would presumably apply to all cash and equity bonus plans as well as any other compensation arrangements the Company may develop that may directly or indirectly be based on the performance of the Company. Assuming this is the Proponent's intent, which itself is unclear, some portion of the compensation of nearly every employee of the Company is "incentive compensation." Therefore, the universe of "senior executives" could include any number of management employees. While the Company recognizes that the Staff has generally not agreed that the argument that terms like "senior executives" render a proposal excludable on vagueness grounds, the Company believes that the ambiguity in this term combined with the ambiguity and vagueness in the other terms makes the proposal, as a whole, vague and ambiguous.

"Significant financial or reputational harm to the company" Stockholders may reasonably read "significant" as either synonymous with "material" (which would likely require a financial restatement to be filed with the Commission) or as involving a much lower threshold. Given that the consequences of that determination could include the need for a potentially lengthy and burdensome formal Compensation Committee recoupment review (especially when a financial restatement is not required to be filed with the Commission), it is imperative that a clear understanding of what constitutes "significant" under the language of the Stockholder Proposal is crucial to carrying out the intended result of the Stockholder Proposal. The Company has an established reputation with many different constituencies, including, but not limited to: our customers, our competitors, our stockholders, our suppliers, the markets on which the Company's stock trades, industry and financial analysts and the general public. Neither the Stockholder Proposal nor the supporting statement provides any guidance regarding whose perception of the Company's reputation needs to be diminished or by how much for a formal Compensation Committee recoupment review to be triggered. Similarly, the Stockholder Proposal provides no guidance regarding how "reputational harm" might be measured or quantified, particularly in the context of recouping compensation. Not only would it be impossible for stockholders to evaluate this standard, it would be impossible for the Company or the Compensation Committee to reliably implement this standard, including how to measure reputational harm and the effects any perceived reputational harm would have had on incentive compensation.

"Manage or monitor conduct or risks" Neither the Stockholder Proposal nor the supporting statement explains the meaning of "manage" or "monitor" or what "conduct" or "risks" the Committee must review. Furthermore, neither the Stockholder Proposal nor the supporting statement even requires that such "conduct" or "risks" relate to the Company. The Stockholder Proposal establishes no relationship between the "fail[ure]... to manage or monitor conduct or risks" and the "misconduct" cited earlier in the Stockholder Proposal. Under one possible reading, misconduct by a third party that resulted in "significant...harm" to the Company could automatically trigger a required formal Compensation Committee recoupment review, as all of the Company's senior executives involved, directly or indirectly, in the third party's actions on the Company's behalf could reasonably be viewed as having "failed...to manage...conduct or risks," even if they had acted diligently and reasonably at all times. Alternatively, stockholders could reasonably interpret these words as requiring some definable nexus between a senior executive's conduct and the misconduct


BROCADE

in question. Under the second reading, however, the Stockholder Proposal includes no guidance as to what standard of conduct (e.g., negligence or gross negligence) would constitute a "failure in his or her responsibility." As a threshold matter, whose "conduct" and what "risks" are to be covered by this policy? As the Stockholder Proposal is written, only the recoupment decision is at the Compensation Committee's discretion—not the review itself. As a result, the universe of "conduct" or "risks" to be addressed, and what would constitute a "fail[ure] to manage or monitor" them, are key elements of the Proposal that are not sufficiently defined.

The Staff has consistently permitted the exclusion of stockholder proposals related to executive compensation that failed to define or sufficiently explain key terms or that are subject to materially different interpretations such that neither stockholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. See, e.g., Boeing Co. (March 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was insufficiently defined); General Motors Corp. (March 26, 2009) (permitting exclusion of proposal seeking elimination of incentives for CEOs and directors but that failed to define "incentives"); Verizon Communications, Inc. (Feb. 21, 2008) (permitting exclusion of a proposal seeking new short- and long-term award criteria because the proposal failed to define key terms, set forth formulas for calculating awards or otherwise explain how the proposal would be implemented); and Prudential Financial, Inc. (Feb. 16, 2007) (permitting exclusion of a proposal seeking stockholder approval of "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis").

This Stockholder Proposal is distinguishable from other recent stockholder proposals addressing a similar subject matter. In McKesson Corp. (May 17, 2013) and Bank of America Corp. (March 8, 2011), the Staff did not concur with the exclusion under Rule 14a-8(i)(3) of proposals requesting amendments to company clawback policies. However, neither of those proposals required actions based on "significant financial or reputational harm" and/or a failure to "manage or monitor conduct or risks." Rather, the proposed changes in McKesson Corp. involved the elimination of requirements in the company's existing policy that misconduct covered by the policy be "intentional" or result in "material" impacts on the company's financial results. Similarly, the Bank of America Corp. proposal required that any recoupment reviews be tied to "financial or operating metric(s)" and did not purport to require such reviews based on "reputational harm" or monitoring of "conduct or risks" that lacked any explicit or implicit link to company performance. We further distinguish the stockholder proposal addressed in The Boeing Company No-Action Letter (February 25, 2014) in which the Staff did not reach the question of whether the stockholder proposal was excludable under Rule 14a-8(i)(3), but found it excludable on other grounds. In Boeing, the stockholder proposal at issue included a supporting statement that, while vague, purported to define or explain certain terms in the resolution. The Stockholder Proposal here contains only a brief supporting statement citing to a former general counsel's view on recoupment policies, but does not provide any color or guidance on what may be intended by these terms.

If the Company's stockholders support the Stockholder Proposal, the Compensation Committee will be in the position of trying to craft a responsive clawback policy, or, as described above, modify an existing policy, to incorporate these vague concepts without understanding the stockholder's true concern. Accordingly, the Company believes that the Stockholder Proposal may be omitted in reliance on Rule 14a-8(i)(3).



IV. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Stockholder Proposal Will Have Been Substantially Implemented By The Company's Clawback

A. *Background*

The Company also believes that the Stockholder Proposal may properly be excluded from the 2015 Proxy Statement in accordance with Rule l4a-8(i)(10), which provides for the exclusion of a proposal if the company has already substantially implemented the proposal. To be excluded under this rule, the Stockholder Proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. See Rel. No. 40018 (May 21, 1998); Rel. No. 34-20091 (August 16, 1983).

As the Staff has previously recognized, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. See, e.g., Sun Microsystems, Inc. (August 28, 2008); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); MacNeal-Schwendler Corporation (April 2, 1999). According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See Rel. No. 34-12598 (July 7, 1976).

B. *The Proposed Amendments Substantially Implement the Stockholder Proposal*

As previously described, the Board has already determined to amend the Plan and the SLP to include the Clawback. The Plan and the SLP are the only incentive compensation plans applicable to the Company's executive officers. Although the Compensation Committee is still considering the specific terms of the Clawback, based on the provision proposed by the Company's management and under consideration by the Compensation Committee, we believe that the Stockholder Proposal will be substantially implemented prior to the filing of the 2015 Proxy Statement. In particular, the Compensation Committee is considering a Clawback that would apply to a greater scope of employees than "senior executives" (under any of the reasonable definition of the term "senior executives") and Compensation Committee review of incentive compensation paid to these employees will be triggered by a restatement of the Company's financial results as well as fraud or intentional misconduct, whether or not such fraud or intentional misconduct resulted in a restatement. Further, as stated above, by amending the Plan and the SLP to include the Clawback, all incentive compensation currently available to the relevant employees will be subject to the Clawback. The Company will supplement this letter at the time the Clawback is approved by the Compensation Committee to provide a point-by-point analysis of Clawback as compared to the Stockholder Proposal.

Upon approval by the Compensation Committee of the amendment of the Plan and the SLP to include the Clawback, the Clawback will be immediately effective. Therefore, at such time as the Compensation Committee approves the amendments to the Plan and the Clawback, the Company will have taken all necessary action to substantially implement the Clawback.

For the reasons set forth above, we believe that the Stockholder Proposal is excludable under Rule l4a-8(i)(10) because the Company will have substantially implemented the Stockholder



Proposal, and, accordingly, we request that the Staff concur that the Stockholder Proposal may be excluded from the 2015 Proxy Statement on this basis.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Stockholder Proposal from its proxy statement for the 2015 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Neil O'Donnell at (408) 333-3367, Katharine Martin at (650) 565-3522 or me at (408) 333-4025. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Matthew Ng

Senior Director, Legal and Assistant Secretary

Enclosures

cc: John Chevedden as proxy for Kenneth Steiner
Neil O'Donnell, General Counsel, Brocade Communications Systems, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati

Exhibit A

Stockholder Proposal

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Tyler Wall
Corporate Secretary
Brocade Communications Systems, Inc. (BRCD)
130 Holger Way
San Jose CA 95134
PH: 408 333-8000
FX: 408 333-8101

Dear Mr. Wall,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

8/26/14
Date

cc: Robert Eggers <reggers@brocade.com>
Investor Relations
Tel: 408.333.8797
Eddie Shen <eshen@brocade.com>
Corporate Counsel

[BRCD: Rule 14a-8 Proposal, October 10, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of the Board of Directors to adopt an incentive compensation recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Compensation policies should promote sustainable value creation. Former GE general counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity."
(http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)
Such policies allow boards to recoup incentive payouts that may have been the undeserved result of erroneous or fraudulent financial reporting.

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Post-it® Fax Note 7671	Date 10-21-14	# of pages ▶
To Tyler Wall	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 408-333-8101	Fax #	

BRCD

October 21, 2014

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since October 1, 2012, you have continuously held no less than 500 shares of Brocade Communication Systems Inc (BRCD) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13